UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2018

Commission File Number 001-35463

Taro Pharmaceutical Industries Ltd.

(Translation of registrant’s name into English)

14 Hakitor Street, Haifa Bay 2624761, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F   ☒     Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes   ☐     No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.

Taro Pharmaceutical Industries Ltd.
c/o Taro Pharmaceuticals U.S.A., Inc.
Three Skyline Drive
Hawthorne, New York 10532
(NYSE: TARO)

FOR IMMEDIATE RELEASE

CONTACTS:
Mariano Balaguer	William J. Coote
VP, Chief Financial Officer	AVP, Business Finance, Treasurer and Investor Relations
(914) 345-9001	(914) 345-9001
Mariano.Balaguer@Taro.com	William.Coote@Taro.com

TARO PROVIDES RESULTS FOR YEAR ENDED MARCH 31, 2018

Hawthorne, NY, May 17, 2018 ─ Taro Pharmaceutical Industries Ltd. (NYSE: TARO) (“Taro” or the “Company”) today provided unaudited financial results for the quarter and year ended March 31, 2018.

Quarter ended March 31, 2018 Highlights ─ compared to March 31, 2017
•
Net sales of $175.2 million decreased $21.2 million, the result of continuing increased competition and the challenging pricing environment, particularly in the U.S.; despite an increase in overall volumes.

•	Gross profit of $118.9 million decreased $24.9 million, and as a percentage of net sales was 67.9% compared to 73.2%.
•	Research and development (R&D) expenses of $20.3 million increased slightly from the comparable quarter.
•	Selling, marketing, general and administrative expenses (SG&A) increased $1.6 million to $23.8 million.
•	Operating income of $74.8 million decreased $26.9 million and as a percentage of net sales was 42.7% as compared to 51.8%.
•	Interest and other financial income increased $2.2 million to $5.9 million.
•
Foreign Exchange (FX) income of $16.0 million compared to FX expense of $5.8 million ─ a favorable impact of $21.9 million, principally the result of the weakening of the Canadian dollar vs. the U.S. dollar.

•	Tax expense decreased $6.6 million to $10.7 million resulting in an effective tax rate of 11.0% compared to 17.3%.
•	Net income attributable to Taro was $86.3 million compared to $83.0 million, resulting in diluted earnings per share of $2.17 compared to $2.05 for the same period last year.

Year ended March 31, 2018 Highlights ─ compared to March 31, 2017
•	Net sales of $661.9 million decreased $217.5 million, the result of continuing increased competition and the challenging pricing environment; despite an increase in overall volumes.
•	Gross profit of $463.5 million decreased $207.7 million and as a percentage of net sales was 70.0% compared to 76.3%.
•	R&D expenses of $70.4 million were relatively in line with the prior year.
•	SG&A expenses of $88.2 million increased $2.5 million.
•	Operating income of $303.0 million decreased $211.9 million, and as a percentage of net sales was 45.8% as compared to 58.6%.
•	Interest and other financial income increased $5.5 million to $19.9 million.
•	FX expense of $32.5 million compared to FX income of $20.2 million in 2017 ─ an unfavorable impact of $52.6 million, principally the result of the strength of the Canadian dollar vs. U.S. dollar.
•	Other income of $1.9 million decreased $9.3 million, principally due to the sale of Keveyis in December 2016.
•
Tax expense decreased $21.8 million to $82.0 million, however, the effective tax rate increased to 28.0% from 18.5%.  During the third quarter, the Company recorded  a $38.0 million expense for the impact of the re-measurement of the Company's estimated net deferred tax asset, as a result of the Tax Cuts and Jobs Act.  Excluding the impact from the one-time re-measurement, tax expense would have been $44.0 million with an effective tax rate of 15.0%.

•
Net income attributable to Taro was $211.2 million compared to $456.4 million, resulting in diluted earnings per share of $5.26 compared to $11.05.  Excluding the impact of the one-time tax re-measurement, net income attributable to Taro would have been $248.0 million, or diluted earnings per share of $6.18.

- more -

 Taro Pharmaceutical Industries Ltd.

Mr. Uday Baldota, Taro’s CEO stated, “Our results reflect the challenges that the entire U.S. generic industry has faced, and continues to encounter. While we continue to invest prudently in developing products, we have a reasonably good pipeline; some of which will come to market over the next 24 months.  We also continue to look at initiatives and opportunities in areas of our core strengths and potentially some adjacent areas as well.”

Cash Flow and Balance Sheet Highlights
•	Cash flow provided by operations for the year ended March 31, 2018, was $323.7 million compared to $437.5 million for the year ended March 31, 2017.
•
As of March 31, 2018, cash, including short-term and long-term bank deposits and marketable securities, increased $190.8 million to $1.6 billion from March 31, 2017. Cash reflects the $107.0 million impact from the Company’s share repurchases during the current fiscal year.

FDA Approvals and Filings

The Company recently received approval from the U.S. Food and Drug Administration (“FDA”) for an Abbreviated New Drug Applications (“ANDA”): Clobetasol Propionate Spray, 0.05%.  The Company currently has a total of thirty-two ANDAs awaiting FDA approval, including four tentative approvals.  Taro's onychomycosis drug, Novexatin, did not meet the main goal of the Phase IIb study. The study data is being analyzed and we are evaluating the next course of action in the program.

Share Repurchase Program - Returning Capital to Shareholders

On November 23, 2016, the Company announced that its Board of Directors approved a $250 million share repurchase of ordinary shares.  Under this authorization, repurchases may be made from time to time at the Company’s discretion, based on ongoing assessments of the capital needs of the business, the market price of its stock, and general market conditions.  The repurchase authorization enables the Company to purchase its ordinary shares from time to time through open market purchases, negotiated transactions or other means, including 10b5-1 trading plans in accordance with applicable securities laws or other restrictions.  On November 7, 2017, the Board extended the share repurchase program for one year.

During the year, the Company repurchased 1,085,694 shares at an average price of $102.52.  Through May 1, 2018, in total under the authorization, the Company has repurchased 1,774,064 shares at an average price of $102.83; with $67.6 million remaining.

Earnings Call (8:00 am EDT, May 18, 2018)

As previously announced, the Company will host an earnings call at 8:00 am EDT on Friday, May 18, 2018, where senior management will discuss the Company’s performance and answer questions from participants.  This call will be accessible through an audio dial-in and a web-cast. Audio conference participants can dial-in on the numbers below:
•	Participant Toll-Free Dial-In Number: +1 (844) 421-0601 ID: 3249428
•	Participant International Dial-In Number: +1 (716) 247-5800 ID: 3249428
•	Web-cast: More details are provided on our website, www.taro.com

To participate in the audio call, please dial the numbers provided above five to ten minutes ahead of the scheduled start time.  The operator will provide instructions on asking questions before the call.  The transcript of the event will be available on the Company’s website at www.taro.com.  An audio playback will be available for thirteen (13) days following the call.

 Taro Pharmaceutical Industries Ltd.

About Taro
Taro Pharmaceutical Industries Ltd. is a multinational, science-based pharmaceutical company, dedicated to meeting the needs of its customers through the discovery, development, manufacturing and marketing of the highest quality healthcare products.  For further information on Taro Pharmaceutical Industries Ltd., please visit the Company’s website at www.taro.com.

SAFE HARBOR STATEMENT
The unaudited consolidated financial statements have been prepared on the same basis as the annual consolidated financial statements and, in the opinion of management, reflect all adjustments necessary to present fairly the financial condition and results of operations of the Company.  The unaudited consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements included in the Company’s Annual Report on Form 20-F, as filed with the SEC.

Certain statements in this release are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  These statements include, but are not limited to, statements that do not describe historical facts or that refer or relate to events or circumstances the Company “estimates,” “believes,” or “expects” to happen or similar language, and statements with respect to the Company’s financial performance, availability of financial information, and estimates of financial results and information for fiscal year 2019.  Although the Company believes the expectations reflected in such forward-looking statements to be based on reasonable assumptions, it can give no assurances that its expectations will be attained.  Factors that could cause actual results to differ include general domestic and international economic conditions, industry and market conditions, changes in the Company's financial position, litigation brought by any party in any court in Israel, the United States, or any country in which Taro operates, regulatory and legislative actions in the countries in which Taro operates, and other risks detailed from time to time in the Company’s SEC reports, including its Annual Reports on Form 20-F.  Forward-looking statements are applicable only as of the date on which they are made.  The Company undertakes no obligations to update, change or revise any forward-looking statement, whether as a result of new information, additional or subsequent developments or otherwise.

**Financial Tables Follow**

Taro Pharmaceutical Industries Ltd.

TARO PHARMACEUTICAL INDUSTRIES LTD.
SUMMARY CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except share data)

	Quarter Ended March 31,		Year Ended March 31,
	2018	2017	2018	2017
	(unaudited)	(unaudited)	(unaudited)	(audited)
Sales, net	$175,216	$196,414	$661,913	$879,387
Cost of sales	56,287	52,494	198,405	207,860
Impairment	—	92	—	276
Gross profit	118,929	143,828	463,508	671,251

Operating Expenses:
Research and development	20,308	19,878	70,418	70,644
Selling, marketing, general and administrative	23,775	22,206	88,196	85,656
Settlements and loss contingencies	24	—	1,884	—
Operating income	74,822	101,744	303,010	514,951

Financial (income) expense, net:
Interest and other financial income	(5,894)	(3,654)	(19,934)	(14,468)
Foreign exchange (income) expense	(16,041)	5,830	32,465	(20,168)
Other gain, net	458	745	1,889	11,211
Income before income taxes	97,215	100,313	292,368	560,798
Tax expense	10,691	17,313	81,954	103,780
Income from continuing operations	86,524	83,000	210,414	457,018
Net loss from discontinued operations attributable to Taro	(96)	(38)	(335)	(352)
Net income	86,428	82,962	210,079	456,666
Net income (loss) attributable to non-controlling interest	141	(23)	(1,071)	310
Net income attributable to Taro	$86,287	$82,985	$211,150	$456,356

Net income per ordinary share from continuing operations attributable to Taro:
Basic and Diluted	$2.17	$2.05	$5.27	$11.06

Net loss per ordinary share from discontinued operations attributable to Taro:
Basic and Diluted	$(0.00)*	$(0.00)*	$(0.01)	$(0.01)

Net income per ordinary share attributable to Taro:
Basic and Diluted	$2.17	$2.05	$5.26	$11.05

Weighted-average number of shares used to compute net income per share:
Basic and Diluted	39,729,942	40,566,815	40,155,087	41,300,797

* Amount is less than $0.01
May not foot due to rounding.

 Taro Pharmaceutical Industries Ltd.

TARO PHARMACEUTICAL INDUSTRIES LTD.
 SUMMARY CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands)

	March 31,	March 31,
	2018	2017
ASSETS	(unaudited)	(audited)
CURRENT ASSETS:
Cash and cash equivalents	$576,611	$600,399
Short-term and current maturities of long-term bank deposits	296,188	782,813
Marketable securities	549,821	3,548
Accounts receivable and other:
Trade, net	206,455	203,924
Other receivables and prepaid expenses	122,965	266,280
Inventories	144,595	141,045
Long-term assets held for sale, net	—	1,015
TOTAL CURRENT ASSETS	1,896,635	1,999,024
Long-term deposits and marketable securities	225,639	70,685
Property, plant and equipment, net	193,727	180,085
Deferred income taxes	87,257	10,324
Other assets	29,952	29,635
TOTAL ASSETS	$2,433,210	$2,289,753

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Trade payables	$25,697	$16,394
Other current liabilities	190,059	193,443
TOTAL CURRENT LIABILITIES	215,756	209,837
Deferred taxes and other long-term liabilities	7,055	6,110
TOTAL LIABILITIES	222,811	215,947

Taro shareholders' equity	2,205,158	2,067,494
Non-controlling interest	5,241	6,312
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$2,433,210	$2,289,753

 Taro Pharmaceutical Industries Ltd.

TARO PHARMACEUTICAL INDUSTRIES LTD.
SUMMARY CONSOLIDATED STATEMENTS OF CASH FLOWS
 (U.S. dollars in thousands)

	Year Ended March 31,
	2018	2017
	(unaudited)	(audited)
Cash flows from operating activities:
Net income	$210,079	$456,666
Adjustments required to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	16,496	14,829
Impairment of long-lived assets	—	276
Realized loss (gain) on sale of marketable securities and long-lived assets	275	(8,389)
Change in derivative instruments, net	(893)	1,434
Effect of change in exchange rate on inter-company balances, marketable securities and bank deposits	34,970	(21,174)
Deferred income taxes, net	56,007	73,706
(Increase) decrease in trade receivables, net	(2,297)	34,413
Increase in inventories, net	(1,978)	(3,770)
Decrease (increase) in other receivables, income tax receivable, prepaid expenses and other	12,644	(75,219)
Decrease in trade, income tax, accrued expenses, and other payables	(936)	(35,237)
Income from marketable securities, net	(678)	—
Net cash provided by operating activities	323,689	437,535

Cash flows from investing activities:
Purchase of plant, property & equipment	(26,886)	(35,755)
Investment in other intangible assets	(2,650)	(68)
Proceeds from short-term bank deposits, net	161,032	196,170
Proceeds from (investment in) long-term deposits and other assets	396,281	(286,607)
Investment in marketable securities, net	(770,490)	(26)
Proceeds from the sale of long-lived assets	1,075	8,508
Net cash used in investing activities	(241,638)	(117,778)

Cash flows from financing activities:
Purchase of treasury stock	(106,986)	(294,897)
Net cash used in financing activities	(106,986)	(294,897)

Effect of exchange rate changes on cash and cash equivalents	1,147	(1,218)
(Decrease) increase in cash and cash equivalents	(23,788)	23,642
Cash and cash equivalents at beginning of period	600,399	576,757
Cash and cash equivalents at end of period	$576,611	$600,399

Cash Paid during the year for:
Income taxes	$55,051	$99,720
Cash Received during the year for:
Income taxes	$36,668	$1,938
Non-cash investing transactions:
Purchase of property, plant and equipment included in accounts payable	$2,281	$692
Non-cash financing transactions:
Purchase of treasury stock	$4,348	$—
Purchase of marketable securities	$3,491	$—

#####

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  May 17, 2018

TARO PHARMACEUTICAL INDUSTRIES LTD.

By:   /s/ Uday Baldota
        Name:  Uday Baldota
         Title:    Chief Executive Officer and Director